Exhibit 99.4

PRESS RELEASE

South Africa: TotalEnergies expands its presence in the
Orange Basin with a new offshore Exploration license

Paris, March 6, 2024 – TotalEnergies has signed, together with its partner QatarEnergy, an agreement to acquire participating interests in Block 3B/4B, offshore South Africa, from Africa Oil South Africa, Azinam (a wholly owned subsidiary of Eco Atlantic Oil and Gas) and Ricocure.

Following completion of the transaction, TotalEnergies will hold a 33% participating interest in Block 3B/4B and assume operatorship, while QatarEnergy will hold a 24% interest.

The remaining interests will be held by existing license holders, Africa Oil SA (17%), Ricocure (19.75%) and Azinam (6.25%). The transaction is subject to final approvals from relevant authorities.

Located within the prolific Orange basin, 200 km off the western coast of South Africa, Block 3B/4B covers an area of 17,581 km2. Block 3B/4B is adjacent to the DWOB license operated by TotalEnergies (50%) alongside QatarEnergy (30%) and Sezigyn (20%).

“Following the Venus success in Namibia, TotalEnergies is continuing to progress its Exploration effort in the Orange Basin, by entering this promising exploration license in South Africa”, said Kevin McLachlan, Senior Vice-President Exploration of TotalEnergies.

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About TotalEnergies in South Africa

TotalEnergies has been present in South Africa since 1954, when it started distributing petroleum products. Today the company is a leading player in Renewables, Fuel Marketing & Services, Lubricant Blending, Refining and Exploration & Production. For more than fifty years we have been committed to the energy development of South Africa. Through a diverse portfolio, TotalEnergies boasts a network of 550 retail sites, LPG distribution nationwide for all domestic energy needs, solar and wind renewable energies, including the Prieska solar power plant, which has been supplying more than 70,000 homes with electricity since 2016. TotalEnergies will also develop a 120 MW solar plant and a 140 MW wind farm in the Northern Cape province to supply green electricity to the Sasol’s Secunda site, where Air Liquide operates the biggest oxygen production site in the world. Notably, 260 MW is equivalent to a quarter of an average nuclear power plant, and lastly TotalEnergies in South Africa, through its EP segment and together with its various joint venture partners, holds Exploration Rights over four offshore Blocks: Block 5/6/7 (south-west coast), Block Deep Water Orange Basin (west coast), Orange Basin Deep (west coast), Outeniqua South (south coast) for exploration & well drilling of hydrocarbon, and has applied for a Production Right (PR) over Block 11B/2B (south coast).

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, more sustainable, more reliable and accessible to as many people as possible. Active in nearly 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).